FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Change of President and Chief Executive Officer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 16, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

January 16, 2009

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd

Change of President and Chief Executive Officer

Mitsui & Co., Ltd resolved the following changes of Chairman, and President and CEO at the board meeting on January 16, 2009.

Effective April 1, 2009
Name	New Position	Current Position
Nobuo Ohashi	Director	Chairman and Director

Shoei Utsuda	Chairman and Director	President and Chief Executive Officer

Masami Iijima	President and Chief Executive Officer	Executive Director Senior Executive Managing Officer

Nobuo Ohashi is scheduled to retire as Director at a general shareholders’ meeting to be held in June 2009, and will be appointed Counselor.

Attachment: Career Biography

Career Biography

2006	April	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

2007	April	Managing Officer, Chief Operating Officer of Mineral & Metal Resources Business Unit

2008	April	Executive Managing Officer

2008	June	Representative Director, Executive Managing Officer

2008	October	Representative Director, Senior Executive Managing Officer